UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company of Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) nº 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Company”) informs that, the Company’s Board of Directors approved, in sequence of the buyback program that expired on August 06th, 2025, a new buyback program of Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the purchase of up to 37,463,477 Units, representing 37,463,477 common shares and 37,463,477 preferred shares, or ADRs, corresponding, on June 30th, 2025, to approximately 1% of the Company´s total capital stock. On June 30th, 2025, the Company held 13,780,772 common shares and 13,780,772 preferred shares in treasury.

The buyback has the purpose (1) to maximize the value creation to shareholders by means of efficient capital structure management; and (2) to enable the payment of officers, directors, management level employees and other employees of the Company and companies under its control, pursuant to the Long Term Incentive Plans.

The Units must be purchased in B3, at market price, through Santander Corretora de Câmbio e Valores Mobiliários S.A.

The ADRs must be purchased in the New York Stock Exchange (NYSE), at market price, through Santander Investment Securities Inc., U.S.

The term of the Buyback Program is eighteen (18) months counted from September 26th, 2025, expiring on March 26th, 2027.

São Paulo, September 25, 2025.

Gustavo Alejo Viviani

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 25, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer